SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,143,005 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,143,005 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,143,005 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,179,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,179,600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,179,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,100 shares of Common Stock
	8	SHARED VOTING POWER 6,143,005 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 6,143,005 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,146,105 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2013 (as amended, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of The Men's Wearhouse, Inc., a Texas corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $233,735,199 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,146,105 shares of Common Stock, constituting approximately 12.7% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 48,356,661 shares of Common Stock outstanding as of August 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended August 1, 2015 filed with the SEC on September 9, 2015.

(i)	Eminence Capital:
	(a)	As of the date hereof, Eminence Capital may be deemed the beneficial owner of 6,143,005 shares of Common Stock.
Percentage: Approximately 12.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,143,005 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,143,005 shares of Common Stock
(ii)	Eminence GP:
	(a)	As of the date hereof, Eminence GP may be deemed the beneficial owner of 5,179,600 shares of Common Stock.
Percentage: Approximately 10.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,179,600 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,179,600 shares of Common Stock

CUSIP No. 587118100	SCHEDULE 13D/A	Page 6 of 8 Pages

(iii)	Mr. Sandler:
	(a)	As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 6,146,105 shares of Common Stock.
Percentage: Approximately 12.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 3,100 shares of Common Stock
2. Shared power to vote or direct vote: 6,143,005 shares of Common Stock
3. Sole power to dispose or direct the disposition: 3,100 shares of Common Stock 4. Shared power to dispose or direct the disposition: 6,143,005 shares of Common Stock

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in the open market.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 10, 2015

/s/ Ricky C. Sandler
Ricky C. Sandler, individually; as
Managing Member of Eminence Capital GP, LLC, the General Partner of Eminence Capital, LP;
and as Managing Member of Eminence GP, LLC

CUSIP No. 587118100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 9

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 9 to the Schedule 13D by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and include brokerage commissions.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
10/30/2015	(23,593)	39.92
11/2/2015	(59,689)	39.95
11/2/2015	59,689	40.01
11/6/2015	1,360,000	22.55